UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09060J106 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Pharmaceutical Product Development, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 1,380,000 6. Shared Voting Power 0 7. Sole Dispositive Power 1,380,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,380,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 09060J106
Item 1.	(a)	Name of Issuer

BioDelivery Sciences International, Inc. (the “Issuer”)

Item 1.	(b)	Address of Issuer’s Principal Executive Offices

University of Medicine and Dentistry New Jersey Medical School Administrative Building 4 185 South Orange Avenue Newark, New Jersey 07103

Item 2.	(a)	Name of Person Filing

Pharmaceutical Product Development, Inc. (“PPD”)

Item 2.	(b)	Address of the Filing Person’s Principal Business:

The address of the principal business office of PPD is: 3151 South 17th Street Wilmington, North Carolina 28412

Item 2.	(c)	Place of Organization

North Carolina

Item 2.	(d)	Title of Class of Securities

Common Stock

Item 2.	(e)	CUSIP Number:

09060J106

Item 3.		Filing pursuant to Rules13d-1(b) or 13d-2(b)

Not Applicable

Item 4.		Ownership

(a)    Amount Beneficially Owned: See Row (9) on Page 2. Reported share ownership on this Schedule 13G amendment represents amounts beneficially owned by the Reporting Person as of December 31, 2003, including 690,000 shares of the Issuer’s common stock currently issuable upon the exercise of outstanding Class A warrants.

CUSIP Number    09060J106

(b) Percent of class: See Row (11) on Page 2. As of December 31, 2003, the Reporting Person beneficially owned in the aggregate approximately 18.0% of the Issuer’s common stock based on 6,985,863 shares of the Issuer’s common stock outstanding as of November 3, 2003 as reported in the Issuer’s Form 10-QSB filed with the SEC for the quarter ended September 30, 2003.

(c) Sole power vs. Shared Power to Vote and Dispose of Shares: See Rows (5)-(8) on Page 2.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

Pharmaceutical Product Development, Inc.

By:	/s/ Fred Davenport (SEAL)

Name: Fred Davenport Title: President